UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34272 / May 18, 2021

In the Matter of	:
	:
T. Rowe Price Associates, Inc.	:
T. Rowe Price Equity Series, Inc.	:
T. Rowe Price Exchange-Traded Funds, Inc.	:
	:
	:
100 East Pratt Street	:
Baltimore, MD 21202	:
	:
(812-15197)	:
	:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

T. Rowe Price Associates, Inc., T. Rowe Price Equity Series, Inc. and T. Rowe Price
Exchange-Traded Funds, Inc. filed an application on February 4, 2021 and an amendment
to the application on March 30, 2021, requesting an order to amend a prior order under
section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 thereunder; under
sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and
17(a)(2) of the Act; and under section 12(d)(1)(J) for an exemption from sections
12(d)(1)(A) and 12(d)(1)(B) of the Act[1] ("Prior Order"). The Prior Order permitted
registered open-end investment companies that are actively managed exchange traded
funds (each, an "ETF") to operate without being subject to a daily portfolio transparency
condition.

Under the Prior Order, ETFs are required to publish a basket of securities and cash that, while
different from the ETF's portfolio, is designed to closely track its daily performance ("Proxy
Portfolio"). The amended order permits ETFs to use Creation Baskets (as defined in the Notice
(as defined below)) that include instruments that are not included, or are included with different
weightings, in the ETF's Proxy Portfolio.

On April 22, 2021, a notice of the filing of the application was issued (Investment Company Act
Release No. 34248) (the "Notice"). The Notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

---

[1] The relief granted in the Prior Order under section 12(d)(1)(J) of the Act for an exemption from sections
12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the "Section 12(d)(1) Relief"), and relief under sections 6(c)
and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act relating to the Section
12(d)(1) Relief, will expire one year from the effective date of rule 12d1-4 under the Act. *See* Fund of Funds
Arrangements, Investment Company Act Rel. No. 10871 (Oct. 7, 2020), at III.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested order is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of T. Rowe Price Associates, Inc., T. Rowe Price Equity Series, Inc. and T. Rowe Price Exchange-Traded Funds, Inc. (File No. 812-15197),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary

2